ENABLE MIDSTREAM PARTNERS, LP
One Leadership Square
211 North Robinson Avenue, Suite 150
Oklahoma City, Oklahoma 73102

August 28, 2015
Via EDGAR and FedEx

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-3561

Attn: Mara L. Ransom, Assistant Director
Division of Corporation Finance

Re:    Enable Midstream Partners, LP
Registration Statement on Form S-4
Comments dated August 24, 2015
File No. 333-205381
Form 10-K for Fiscal Year Ended December 31, 2014
Comments dated August 24, 2015
File No. 001-36413
Ladies and Gentlemen:
Set forth below are the responses of Enable Midstream Partners, LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 24, 2015 with respect to the Partnership’s Registration Statement on Form S-4 filed with the Commission on June 30, 2015, File No. 333-205381 (the “Registration Statement”), and the Partnership’s Form 10-K for the fiscal year ended December 31, 2014 filed with the Commission on February 18, 2015, File No. 001-36413 (the “Form 10-K”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.
Before we address the Staff's comments, we would like to discuss our intent to change our presentation of revenue. Since our August 6, 2015 response to comments received from the Staff, we have noted a trend among midstream industry registrants to present revenue from the sales of commodities associated with midstream services as revenue from the sale of products, rather than revenue from services. In particular, we have noted the Staff’s correspondence with MarkWest Energy Partners, LP (“MarkWest”) regarding MarkWest’s Form 10-K for Fiscal Year Ended December 31, 2013, File No. 001-31239. We intend to change our presentation of revenue from

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August 28, 2015

the sale of commodities associated with midstream services as revenue from the sale of products. We respectfully propose making this change on a prospective basis beginning in our Form 10-K for Fiscal Year Ending December 31, 2015. We believe making this change on a prospective basis is appropriate because we believe our prior reports are, and the reports in our Form 10-Q for the Quarterly Period Ending September 30, 2015 will be, fairly presented in all material respects and do not believe that the additional disclosure of revenue disaggregation would necessitate an amendment of our previous filings or a change in our presentation for our Form 10-Q for the Quarterly Period Ending September 30, 2015. We base our views on the following:

•
We believe that our investors and other interested parties focus on our total revenue, net income, earnings before interest, depreciation and amortization and distributable cash flow when analyzing the results of our operations, none of which would change as a result of revenue disaggregation. To date, neither our investors nor any other interested parties have requested this type of revenue information, suggesting that it is not material to their analysis of the results of our operations.

•
We do not believe that revenue disaggregation would provide investors and other interested parties with material additional information that is not otherwise captured in the form of our existing disclosures. Our presentation of revenue and cost of goods sold (in our Consolidated Statements of Income) and our discussion of our contract mix by segment (in our Management’s Discussion and Analysis) provides investors and other interested parties the ability to calculate revenue from sales of commodities as follows:

	2014	2013
Total revenue from commodity sales as previously reported to Staff	$2,309	$1,582

Total revenue as reported on the Consolidated Statements of Income	3,367	2,489
Costs of Goods Sold as reported on the Consolidated Statements of Income	1,914	1,313
Gross Margin	1,453	1,176
Percentage of non-fee-based margin disclosed in MD&A	28%	24%
Margin from commodity sales	407	282
Costs of Goods Sold as reported on the Consolidated Statements of Income	1,914	1,313
Calculated revenue from commodity sales	$2,321	$1,595

Difference between publicly available data and as reported to Staff	$12	$13
Percentage difference	0.5%	0.8%

•
We note that there continues to be diversity among midstream registrants in the reporting of revenue from the sale of commodities associated with midstream services as revenue from services and from the sale of products.

•	We believe that changing our presentation on a prospective basis beginning with our Form 10-K for Fiscal Year Ending December 31, 2015 will both allow for consistency

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August 28, 2015

of presentation in our Form 10-Qs filed during 2015 and allow sufficient time to modify the presentation and disclosures for all required current and comparative periods.

We would welcome the opportunity to discuss our intent to change our presentation and our proposal to do so on a prospective basis, with you at your earliest convenience.
Form 10-K for the Fiscal Year Ended December 31, 2014
Financial Statements for the Year Ended December 31, 2014
Combined and Consolidated Statements of Income, page 85

1.
We note your response to comment 3. In your response you indicate that your revenues from the sale of natural gas, natural gas liquids (NGLs) and condensate represents approximately 68.6% and 63.5% of total revenues for fiscal years 2014 and 2013, respectively, but that you believe your revenues from the sale of commodities is integral to your provision of services and that separate disclosure of revenue from the sales of commodities (products) could be misleading to your investors. To assist us in better understanding and evaluating your response, please provide us with the following additional information:

•
For each type of natural gas processing agreement you enter into, such as percent of proceeds, percent of liquids and keep whole agreements, please tell us whether you record revenues gross as a principal or net as an agent and provide us with your analysis of the relevant accounting literature to explain why.

Response:    For each type of natural gas processing agreement that we enter into, we typically record revenues from the sale of commodities gross as principal. We typically enter into fee-based, percent-of-proceeds, percent-of-liquids, and keep-whole arrangements. Under fee-based arrangements, we receive a monetary fee per unit of natural gas processed and typically purchase the NGLs recovered during processing. Under percent-of-proceeds arrangements, we receive a percent of the natural gas and NGLs recovered during processing as an in-kind fee and typically purchase the remaining NGLs recovered during processing. Under percent-of-liquids arrangements, we receive a percent of the NGLs recovered during processing as an in-kind fee and typically purchase the remaining NGLs recovered during processing. Under keep-whole arrangements, we receive the NGLs recovered during processing in exchange for the natural gas equivalent to the Btu content of the NGLs recovered. For each type of natural gas processing arrangement that we enter into, we subsequently sell the commodities received, regardless of whether they are received as an in-kind fee or purchased.

To determine whether to record revenues from sales of commodities gross as principal or net as agent for each type of natural gas processing arrangement that

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August 28, 2015

we enter into, we apply the factors and indicators in FASB ASC Topic 605-45-45. After applying the thirteen factors and indicators in FASB ASC Topic 605-45-45, our judgment is that we should report revenues from sales of commodities gross as principal because the following eleven factors and indicators weigh in favor of that reporting:

•	We are the primary obligor under the arrangements to sell the commodities because we contract directly with the purchaser, rather than contracting on behalf of the producer;

•	We have general inventory risk before the commodities are sold because we take title to the commodities before they are sold;

•
We have latitude in establishing the price at which the commodities are sold, and we bear the price risk for the sale of the commodities, because the amounts that we pay producers for commodities that we purchase are established in our agreements with the producers, rather than being contingent upon the arrangements under which we sell the commodities;

•	We change the commodities by processing the natural gas, which is required for the commodities to be sold;

•	We have discretion in selecting to whom and at what market location the commodities are sold;

•
We determine the specifications of the commodities produced by selecting the location and method of processing, including the election to either recover ethane as an NGL or reject ethane as natural gas;

•	We have physical loss inventory risk of the commodities retained and purchased during and after processing;

•
We have credit risk for the amount for which the commodities are sold, because we typically must provide producers with processing services for in-kind fees and pay producers for commodities purchased regardless of whether we collect the amount for which the commodities are sold;

•	The amount we earn for the sale of commodities is not fixed, but is dependent upon the sales prices that we negotiate;

•
The producers from whom we receive in-kind fees and purchase commodities are not obligors under the arrangements to sell the commodities because, as noted above, we contract directly with the purchaser; and

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August 28, 2015

•
The producers from whom we receive in-kind fees and purchase commodities do not have credit risk under the arrangements to sell the commodities because, as noted above, we typically must provide producers with processing services for in-kind fees and pay producers for commodities purchased regardless of whether we collect the amount for which the commodities are sold.

Although we have given consideration to the other two factors in FASB ASC Topic 605-45-45, because we charge producers for shipping and handling costs and out-of-pocket expenses that we pay for the transportation and fractionation of NGLs when we sell them (in some cases through the reimbursement of the actual amounts and in other cases through a flat fee), our judgment is that the weight of the eleven factors in favor of reporting revenues from sales of commodities gross as principal is dispositive.

•
Please clarify for each of the above types of processing agreements whether you purchase, take title to or otherwise have risk of ownership for the hydrocarbons you process. If so, please tell us how you considered whether the revenue associated with those processing agreements may represent the sale of tangible products rather than services.

Response:    Please refer to the discussion above which includes, for each type of processing arrangement into which we enter, a description of the commodities that we purchase and the commodities to which we otherwise take title. In considering whether the revenue from commodity sales associated with these processing arrangements represents revenue from sales of tangible products or from services, we first considered the purpose of the processing arrangements. The purpose of the processing arrangements is to provide the service of processing natural gas. We next considered the purpose of retaining commodities under percent-of-proceeds, percent-of liquids, and keep-whole arrangements. The purpose of retaining commodities under these arrangements is to compensate us for providing processing services. We then considered the purpose of purchasing NGLs under processing arrangements. The purpose of purchasing NGLs is to facilitate the provision of processing services. If we did not purchase NGLs, each producer would be responsible for making separate arrangements for the transportation, fractionation, and sale of NGLs. Because the purpose of the processing arrangements is the provision of processing services, and because the purpose of both retaining and purchasing commodities under the processing arrangements is to facilitate the provision of processing services, we determined that the revenue from commodity sales associated with processing arrangements should be characterized as revenue from services, rather than as revenue from sales of tangible products.

•	Please explain in more detail your statement that costs of goods sold does not include the purchase cost of natural gas and NGLs received as in-kind

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fees, such as in-kind processing fees and fuel, because they are effectively received at no purchase cost. In doing do, please describe in detail your accounting for these commodities when received, citing the applicable accounting literature. For example, please tell us whether they are included in your natural gas and NGL inventory upon receipt and the value attributed to such commodities. To assist us in understanding your response, please walk us through a representative transaction for each type of agreement for which you receive in-kind hydrocarbons and provide an example of the journal entries you record to reflect the receipt and subsequent sale or use of these hydrocarbons.

Response:    Our cost of goods sold includes our weighted average purchase cost of all consideration paid to producers for commodities purchased. Commodities received as in-kind fees do not have an associated purchase cost because they are a fee for services. This presentation arrives at the same cost of goods sold as would be arrived at if it was assumed that all commodities received were purchased, rather than a portion being received as in-kind fees.

Generally, neither the commodities that we purchase nor the commodities that we receive as in-kind fees are held or recorded as inventory because we sell them almost immediately after they are recovered at our processing plants. Our commodities must be sold almost immediately because we have limited storage for NGLs and no storage for natural gas at our processing plants.

A limited portion of our NGLs, whether received as in-kind fees or purchased, are stored at our processing plants. This limited amount of NGLs is held and recorded as inventory. We value this inventory at a moving average cost, subject to lower of cost or market adjustments. The inventory cost includes both our weighted average cost of NGLs purchased and our weighted average cost per gallon for operating and maintenance costs incurred for the recovery of NGLs.

In accordance with SAB Topic 13.A.1, we recognize the revenue from commodities retained as in-kind fees when the revenue is realized or realizable and earned. SAB Topic 13.A.1 provides the following criteria for determining when revenue is realized or realizable and earned: persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectability is reasonably assured. We believe that these criteria are met when, after the commodities are recovered during processing, the commodities are sold.

Set forth below are summary entries for representative transactions for each type of processing arrangement for which we receive in-kind fees to illustrate our monthly journal entries to recognize revenues, cost of goods sold, and inventories.

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		Type of Arrangement
				90/10		95/5
		Fixed Fee		Percent of Liquids		Percent of Proceeds		Keep-whole
Revenue and cost of goods sold entries
Dr.	Cost of goods sold - natural gas	$—		$398		$378		$458
Dr.	Cost of goods sold - NGLs	111		100		105		—
Cr.	Accounts payable		111		498		484		458
	To record the purchase of customer's monthly production as measured at the wellhead or central receipt point

Dr.	Accounts receivable	113		513		513		513
Cr.	Revenues - natural gas		—		400		400		400
Cr.	Revenues - NGLs		113		113		113		113
	To record sales of natural gas and NGLs

Dr.	Accounts receivable	23		—		—		—
Cr.	Revenues - processing service fee		23		—		—		—
	To record revenue on fixed fee contracts

Month end inventory entry
Dr.	Inventory - NGLs	2		—		—		—
Cr.	Cost of goods sold - NGLs		2		—		—		—
	To record month end NGL inventory
______________________________________________________
Notes:

1.	As measurement data and posted pricing is collected on a production month basis, all margin entries are recorded in the monthly close process.

2.	Due to our limited NGL storage capacity, NGL inventories are typically less than $2 million at any given time.

3.
For natural gas and NGLs that producers take in-kind, in accordance FASB ASC Topic 605-45-45, we do not record revenues or costs of goods sold, as we do not take title to, purchase or sell these volumes.

Assumptions:

1.	4 contracts with equal volumes and compositions as follows:

a.	115 mmbtu measured (100 mmbtu of natural gas, 15 mmbtu of NGL's)

b.	75 gallons of NGLs produced

2.	Commodity Prices:

a.	$4.00/mmbtu natural gas sales price, assumes $0.02 margin

b.	$1.50/gallon NGL sales price, assumes $0.02 margin

3.	Month end inventory:

a.	2 gallons at $1.15/gallon

b.	Assumed operating costs $0.10/gallon

c.	Weighted average purchase costs $1.05/gallon

4.	Processing fees:

a.	Fixed Fees: $0.20 per mmbtu

b.	Percent of Liquids: 10% of NGLs retained

c.	Percent of Proceeds: 5% of natural gas and NGLs retained

5.	NGL value in excess of dry gas value retained

6.	No gas imbalances or beginning of month NGL inventories assumed

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•
Lastly, please tell us how you are accounting for the condensate removed from your pipelines as a byproduct. Please explain in reasonable detail why you believe condensate may not have an associated purchase cost depending on the form in which it enters the pipelines. Also tell us what percentage of your revenue is derived from the sale of retained condensate.

Response:    We recognize revenues from condensate removed from our pipelines on a monthly basis based upon contracted prices and volumes sold. Condensate removed from our pipelines is collected in small collection tanks at various locations across our pipeline systems. The condensate collected in each tank is typically sold when the tank is full to a purchaser who loads the condensate onto a tanker truck. During the year ended December 31, 2014, sales of condensate removed from our pipeline systems represented approximately 4% of total revenues reported in 2014 and 3% of total revenues reported in 2013.

Condensate occurs as a mixture of hydrocarbons suspended in natural gas. When the temperature of natural gas is reduced below the dew point of the suspended condensate, the condensate falls out of suspension and becomes a liquid. Condensate may fall out of suspension either before or after it is received into our pipeline systems. If condensate is received into our pipeline systems suspended in natural gas, it is measured by our natural gas measurement equipment. However, if condensate is received into our pipeline system in liquid form, it cannot be measured by our natural gas measurement equipment. Condensate received in liquid form is considered a nuisance liquid because it must be removed from our pipeline systems for proper operation, and no compensation is due to the producer for nuisance liquids.

* * * * *

Securities and Exchange Commission
August 28, 2015

If you have any questions with respect to the foregoing response or require further information, please contact the undersigned at (405) 525-7788 or Gerald M. Spedale of Baker Botts L.L.P. at (713) 229-1734.

Very truly yours,

ENABLE MIDSTREAM PARTNERS, LP

By:	Enable GP, LLC,
its general partner

By:	/s/ J. Brent Hagy
J. Brent Hagy
Vice President, Deputy General Counsel, Secretary, and Chief Ethics & Compliance Officer

cc:	Charlie Guidry, Securities and Exchange Commission
Sondra Snyder, Securities and Exchange Commission
Jennifer Thompson, Securities and Exchange Commission
Mark C. Schroeder, Enable Midstream Partners, LP
Tom Levescy, Enable Midstream Partners, LP
Dana C. O’Brien, CenterPoint Energy Resources Corp.
Gerald M. Spedale, Baker Botts L.L.P.